Mail Stop 3561

October 15, 2008

Wayne H. Deitrich
Chairman of the Board and Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Suite 600
Alpharetta, GA 30022-8246

>   **Re: Schweitzer-Mauduit International, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed October 7, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 7, 2008**
>   **File No. 001-13948**

Dear Mr. Deitrich:

        We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Certifications required under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934

1.   We note that you did not file new Section 302 certifications with the amendment. Please file new Section 302 certifications. See SEC Release Nos. 33-8238; 34-47986, which is available at: http://www.sec.gov/rules/final/33-8238.htm.

* * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director